Mail Stop 4561

May 21, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
Providence Select Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

> **Re:** **Providence Select Fund, Limited Partnership**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-108629**

Dear Mr. Michael Pacult:

We have reviewed your response letter dated May 7, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your annual report in light of your financial statement deficiencies.

Financial Statements and Notes

General

2. We have read your responses to comments one, two, and three and will monitor your amendment for compliance.

3.   Besides inception to date, you only provide two years of information for the statement of operations, changes in net assets, and cash flows.   Tell us how you considered Item 3.02(a) of Regulation S-X in determining that you have covered the required periods in your financial statements or revise to include.

Note 2 – Significant Accounting Policies

Offering Expenses and Organizational Costs, page F-7

4.   We note you have not recorded any expenses, including audit fees, on your financial statements.   Tell us how you considered SAB Topic 5.T.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant